UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 10-SB
                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                             OPEN DOOR ONLINE, INC.
                 (Name of Small Business Issuer in its charter)

New Jersey                                                            05-0507504
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)



10 Dorrance Street,
Providence, Rhode Island                                                   02905
(Address of principal executive offices)                              (Zip Code)


Issuer's telephone number                          (401) 272-3267


Securities to be registered pursuant to Section 12(b) of the Act:

      Title of each class                Name of each exchange on which
      to be registered                   each class of stock is to be registered

Common Stock, par value $.0001 per share


Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
                                (Title of Class)

                                TABLE OF CONTENTS

PART  I                                                                     Page

ITEM 1.  Description of Business 3..........................................  3

ITEM 2.  Management's Discussion and Analysis of Financial
         Condition and Results of Operations...............................  10

ITEM 3.  Description of Properties.........................................  14

ITEM 4.  Security Ownership of Certain Beneficial Owners
         and Management .................................................... 15

ITEM 5.  Directors, Executive Officers, Promoters and
         Control Persons ................................................... 16

ITEM 6.  Executive Compensation............................................. 20

ITEM 7.  Certain Relationships and Related Transactions..................... 20

ITEM 8.  Description of Securities.......................................... 21


PART  II

ITEM 1.  Market Price of and Dividends on the Registrant's
         Common Equity and Other Shareholder Matters........................ 21

ITEM 2.  Legal Proceedings.................................................. 23

ITEM 3.  Changes in and Disagreements with Accountants...................... 23

ITEM 4.  Recent Sales of Unregistered Securities............................ 23

ITEM 5.  Indemnification of Directors and Officers ......................... 24


PART F/S ................................................................... 25


ITEM 1   Index to Exhibits.................................................. 49

PART  I

ITEM 1.       DESCRIPTION OF BUSINESS

(a)      BUSINESS DEVELOPMENT

         (1)      FORM AND YEAR OF ORGANIZATION

         Open Door Online, Inc., formerly known as Genesis Media Group, Inc., was incorporated under the laws of the state of New Jersey on June 20, 1987. Open Door Online uses the Internet in operating a music recording, distribution and publishing business.

         (2)      ACQUISITION AGREEMENT

         On June 17, 1999, Open Door Records, Inc., a Rhode Island corporation, entered into a Plan of Exchange and Acquisition Agreement, which is described later in this registration statement as the "Acquisition Agreement," with Genesis Media Group, Inc., a New Jersey corporation.. This exchange was intended to qualify as a tax-free reorganization pursuant to section 351 of the Internal Revenue Code of 1986, as amended. Pursuant to the Acquisition Agreement, Genesis Media Group declared a 1 for 30 reverse stock split of its existing shares and issued 7,000,000 shares of common stock in exchange for a contribution to Genesis Media Group of 1,000 shares of Open Door Records, which constituted 100% of the issued and outstanding stock of Open Door Records. This transaction caused Open Door Records to become a wholly owned subsidiary of Genesis Media Group. The transaction also caused the former shareholders of Open Door Records to become the controlling shareholders of Genesis Media Group, owning 7,000,000 shares, or 69%, of the total issued and outstanding shares of Genesis Media Group. Genesis Media Group then changed its name to Open Door Online, Inc. The existing officers and directors of Genesis Media Group resigned, and new directors nominated by the former shareholders of Open Door Online were elected. Prior to the execution of the Acquisition Agreement, Genesis Media Group had operations in the record, movie and advertising business in southern California. Genesis Media Group common stock was listed on the Over-The-Counter Bulletin Board market prior to the completion of the Acquisition Agreement. The stock continued to be so listed after the transactions in the Acquisition Agreement were complete.

         This Disclosure Statement is being filed for the purpose of allowing Open Door Online, f/k/a Genesis Media Group, to maintain its listing on the Over-The-Counter Bulletin Market exchange.

         (3)      PRIOR MERGER OF GENESIS AND HOLLYWOOD TELEVISION NETWORK, INC.

         Genesis Media Group, Inc., was a New Jersey corporation created from the combination of the assets of Hollywood Showcase Television Network, Inc. and Genesis Group, Inc. on August 17, 1997. The business of Genesis Group was offering production and post production services to the various media for advertising, television, movie, music and CD-ROM consumption.

         (4)      DISCONTINUED BUSINESS

         Genesis Media Group maintained office space and operations in the Los Angeles, California area. The business of Genesis Media Group was contracting for and editing of media for music, advertising and films. Prior to the transactions provided for in the Acquisition Agreement, Genesis Media Group planned to expand this contracting business and to increase utilization of its office and operational facilities.

         However, new management of Genesis Media Group determined that developing and maintaining the capital expenditures and management intensity that were necessary to maintain and expand this type of business were not in the best interests of Genesis Media Group and its shareholders. Genesis Media Group then terminated its business operations and disposed of its operating assets, in preparation for the stock exchange transaction provided for in the Acquisition Agreement.

(b)      BUSINESS OF THE ISSUER

         (1)      PRINCIPAL PRODUCTS OR SERVICES AND THEIR MARKETS

         Open Door Music. Open Door Online's online CD store, located on the Internet at www.opendoormusic.com, offers over 250,000 music titles. To assist customers in making music selections, the web site contains product notes, reviews, related articles and sound samples and is open 24 hours a day, seven days a week. It offers its customers convenient and timely product fulfillment, including standard and overnight delivery options. Open Door Online's web site provides an entertaining and informative resource enabling users to search and sample music and artist information interactively through sound and graphics, including online "sound stations" for each artist. Music posted on Open Door Online's web site in digital form is available for downloading using Real Audio(TM) "plug-ins." Visitors to the web site who are interested in the music they sample may purchase it immediately online.

         Open Door Records. Open Door Online has established its own record label, Open Door Records, which uses Open Door Online's web sites, as well as traditional distribution channels to promote, distribute and sell original and licensed artists recordings. Open Door Online intends to license master recordings from other record labels, acquire master recordings and publishing catalogs and sign artists to the record label. Through its web sites, Open Door Online intends to feature and promote individual artists and independent record labels.

         Open Door  Records  has  begun  the  process  of  carefully  selecting, developing and promoting new talent. Camille M. Barbone, an industry professional with over twenty years experience, has joined Open Door as one of its Vice Presidents, assisting in the general management of the label and other divisions of Open Door Music. Open Door Records recently signed The Harlem Gospel Singers featuring Queen Ester Marrow. Other recently signed Christian and Gospel artists include The Holy Rollers, World without End Records Inc. and Delia and Meeks. Open Door Records also recently signed Jeru to an exclusive recording contract.

         Bowvau Records, Inc., owned by super DJ Quincy Vaughn, has joined the Open Door Online distribution family. WMG Records, which is owned by Dick Wagoner, has also joined the Open Door Records family. Several other major artists are currently negotiating with Open Door Online.

         Open Door Studios. As part of the Open Door Records division, Open Door Online recently opened its own state of the art digital recording studio to be utilized for both its own in-house recording projects and outside commercial recording projects.

         (2)      DISTRIBUTION METHODS OF THE PRODUCTS OR SERVICES:

         Open Door Online has designed an ordering system it believes is easy-to-use and simple to understand. At any time during a visit to Open Door Music, a customer can click on the "order now" button to place an item in his or her personal shopping cart. The customer can continue to shop the website, adding chosen items. When the customer is ready to submit an order, he or she simply returns to the order page and chooses a shipping method. Open Door Online offers shipping services by the U.S. Mail, 2-Day Federal Express or Federal Express Overnight. If not previously registered with Open Door Online, a customer is prompted to register at the time of purchase and enter his or her name, address and password so that Open Door Online can update its database.

         The customer has the option of securely submitting credit card information on-line or calling or faxing the information to the Open Door Music Customer Service Department. Open Door Online also offers the option of payment by check or money order. By assigning a password to every buyer, the Open Door Online ordering process facilitates repeat business by eliminating the need to re-submit credit card and shipping information for subsequent orders. Open Door Online keeps customers informed regarding the status of their orders, receipt and shipment of each order and whether an item is back-ordered.

         Open Door Online primarily uses Valley, a third-party fulfillment operation, to ship CDs, cassettes, and Open Door Online's other products. Open Door Online anticipates using Baker and Taylor to supply CDs, cassettes and related items purchased at its web site if these items are unavailable through Valley. All inventory is owned and stored by Valley and Baker and Taylor. Twice daily, Open Door Online batches customer orders and electronically transmits them to Valley. Open Door Online uses a secure network through which it transmits data to Valley, thereby helping to ensure customer security as well as data integrity. Valley picks, packs and ships customer orders in Open Door Music boxes, and charges Open Door Online the negotiated rates for merchandise, shipping and handling.

         Customer billing is performed by Open Door Online, which utilizes a third-party credit card processor, First USA, Inc. If a customer's selection is not in stock, Open Door Online will notify the customer of the backlogged items. Open Door Online believes that high levels of customer service and support are critical to the value of its services and to retaining and expanding its customer base. Open Door's Customer Service representatives are available from 10:00AM. to 10:00 PM EST on weekdays, and 10:00 AM to 6:00 PM on weekends.

         (3)      STATUS OF ANY PUBLICLY ANNOUNCED NEW PRODUCT OR SERVICE

         Open Door Online has no new publicly announced products or services.

         (4)      COMPETITIVE BUSINESS CONDITIONS

         The market for Internet content providers is highly competitive and rapidly changing. Since the Internet's commercialization in the early 1990's, the number of web sites on the Internet competing for consumers, attention and spending has proliferated. With little or no substantial barriers to entry, Open Door Online expects that competition will continue to intensify. With respect to competition for consumers' attention, in addition to intense competition from Internet content providers, Open Door Online faces competition from traditional media such as radio, television and print. Open Door Records competes with major and other independent record labels in signing individual artists and groups to its record label.

         With respect to recorded music sales, Open Door Online competes with numerous Internet retailers, including traditional music retail stores, chains and mega-stores, mass merchandisers, consumer electronics stores and music clubs.

         Open Door Online believes that the primary competitive factors in providing music entertainment products and services via the Internet are name recognition, variety of value-added services, eases of use, price, quality of service, availability of customer support, reliability, technical expertise and experience.

         Open Door Online's future success will depend heavily upon its ability to provide high quality, entertaining content, along with cutting edge technology and value added Internet service. Open Door Online's failure to compete successfully in the music entertainment business would have a material adverse effect on Open Door Online's business, results of operations and financial condition.

         Many of Open Door Online's current and potential competitors in the Internet and the music entertainment businesses have longer operating histories, significantly greater financial, technical and marketing resources, greater name recognition and larger existing customer bases than Open Door Online.

         Many  traditional   store-based  and  online  competitors  have  longer
operating histories, larger customer or user bases, greater brand recognition and significantly greater financial, marketing and other resources than we do.

         (5)      PRINCIPAL SUPPLIERS

         Open Door Online uses Valley, Inc. to fill all online orders of CDs, cassettes and other related products. Open Door Online plans to use Baker and Taylor, another supplier, to fill customer orders if and to the extent that Valley is unable to do so. All inventory is owned and stored by Valley and Baker and Taylor.

         (6)      DEPENDENCE ON MAJOR CUSTOMERS

         Open Door Online is not currently dependent on a small number of major customers. The Internet has changed the way people shop by providing convenience and the ability to shop without leaving their home or office. Open Door Online believes customers will log on to several sites searching for entertainment products and services, and Open Door Online hopes that customers will look to Open Door Online's web site due to its user-friendly environment and wide variety of products and services.

         (7)      INTELLECTUAL PROPERTY

         Open Door Online has developed sophisticated information service delivery and user tracking systems by integrating third-party systems, when available, and by developing proprietary tools. Open Door Online's integrated systems and tools provide functionality in the areas of multimedia asset management, website development, security, scalability and advanced technologies. At the same time, the system and tools provide scalability to maintain performance as the number of users of the systems and the amount of data processed increases as well as adding new functionality as new technologies emerge.

         Multimedia Asset Management. A database management system indexes, retrieves, and manipulates Open Door Online's multimedia content. The database management system allows for rapid searching, sorting and distribution of, among other things, audio samples, video clips, cover art, and photos. Open Door Online operates its website environment through the use of a database server.

         Website Development. The catalog of CDs and cassettes stored on Open Door Online's database currently forms the core of the company's music entertainment content collection and contains links to related content such as audio samples, images, editorial content and charts. Each individual page of Open Door Online's Open Door website is built dynamically from these elements using a proprietary web page template technology. This template technology separates page look and feel from the individual data elements, which eliminates software updates for page layout changes and greatly reduces the programming required to maintain a growing amount of content. Templates also enable web sites with different formats to seamlessly integrate the Open Door Online store elements such as "search" and "discography" pages. Open Door Online has developed software that enables its editorial and creative staff to develop content tightly linked into this environment. As a result, Open Door Online can easily import content from third party sources.

         Security. Open Door Online employs a combination of proprietary and commercially available firewalls to keep its Internet connections secure. It uses proprietary electronic data interchange, or "EDI," interfaces and private networks to ensure the security of customer credit cards transactions and other order information shared with Open Door Online's fulfillment partner and third party billing company.

         Scalability. In the rapidly changing Internet environment, the ability to update the application system to stay current with new technologies is important. The system's template technology and modular database design allow the addition or replacement of server-based applications such as multimedia formats and delivery systems, additional EDI-based fulfillment partners and search and retrieval engines. This architecture also enables low cost deployment of additional web sites that integrate with the shopping and entertainment genre web sites.

         (8)      GOVERNMENTAL APPROVAL

         At this point in time, there is no need for government approval of Open Door Online's principal products or services.

         (9)      PROBABLE GOVERNMENTAL APPROVAL AND REGULATION

         In the future, Open Door Online expects to be subject, both directly and indirectly, to various laws and regulations relating to its business, although there are few laws or regulations directly applicable today to access to the Internet. Due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations will be adopted governing commerce on the Internet. Such laws and regulations may cover issues such as user privacy, pricing, content, copyrights, distribution, sales and other use taxes and characteristics and quality of products and services. Further, the growth and development of the market for online commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on those companies conducting business online. The enactment of any additional laws or regulations could impede the ability of Open Door Online to conduct its business, and could also impede the growth of the Internet generally. Either of both of these events could, in turn, decrease the demand for the business of Open Door Online, or otherwise have an adverse effect on Open Door Online. The applicability to the Internet of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, contests and sweepstakes, libel, personal privacy, rights or publicity, language requirements and content restrictions, is uncertain and could expose Open Door Online to substantial liability.

         In addition, several telecommunications carriers are seeking to have telecommunications over the Internet regulated by the Federal Communications Commission (the "FCC") in the same manner as other telecommunications services. For example, America's Carriers Telecommunications Association has recently filed a petition with the FCC for this purpose. In addition, because the growing popularity and use of the Internet has burdened the existing telecommunications infrastructure, and many areas with high Internet use have begun to experience interruptions in phone service, local telephone carriers, such as Pacific Bell, have petitioned the FCC to regulate Internet service providers and online service providers in a manner similar to long distance telephone carriers and to impose access fees on such providers. If either of these petitions are granted, or if the relief sought therein is otherwise granted, the costs of communicating on the Internet could increase substantially, potentially slowing the growth in use of the Internet.

         Any such new legislation or regulation or application or interpretation of existing laws could have an adverse effect on Open Door Online's business, results of operations and financial condition. U.S. and foreign laws regulate certain uses of customer information and development and sale of mailing lists. Open Door Online believes that it is in material compliance with such laws, but new restrictions may arise in this area that could have an adverse affect on Open Door Online.

         (10)     RESEARCH AND DEVELOPMENT

         Open Door Online intends to establish a small research and development team composed of Open Door Online's current employees along with a network of outside industry experts, who will develop and adopt new products.

         (11)     COSTS AND EFFECTS OF COMPLIANCE WITH ENVIRONMENTA LAWS

         Open Door Online anticipates that it will have no material costs associated with compliance with either federal, state or local environmental law.

         (12)     EMPLOYEES

         Open Door Online currently has four (4) full time employees. Open Door Online also has 15 part-time employees. Competition for qualified personnel in certain areas of Open Door Online's industry is intense, particularly among software development and other technical staff. Open Door Online believes that its future success will depend in part on its continued ability to attract, hire and retain qualified personnel.

(c)      REPORTS TO SECURITY HOLDERS

         Prior to filing this Form 10-SB, Open Door Online has not been required to deliver annual reports. To the extent that Open Door Online is required in the future to deliver annual reports to security holders through its status as a reporting company, Open Door Online intends to deliver annual reports. Also, to the extent Open Door Online is required in the future to deliver annual reports by the rules or regulations of any exchange upon which Open Door Online's shares are traded, Open Door Online intends to deliver annual reports. If Open Door Online is not required to deliver annual reports in the future for any reason, Open Door Online does not intend to go to the expense of producing and delivering such reports. If Open Door Online is required to deliver annual reports, they will contain audited financial statements as required.

         Prior to the filing of this Form 10-SB, Open Door Online has not filed reports with the Securities and Exchange Commission. Once Open Door Online becomes a reporting company, management anticipates that Forms 3, 4, 5, 10-KSB, 10-QSB,8-K and Schedules 13D along with appropriate proxy materials will have to be filed as they come due. If Open Door Online issues additional shares, Open Door Online may file additional registration statements for those shares.

         The public may read and copy materials contained in Open Door Online's files with the Securities and Exchange Commission at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission. The Internet address of the Commission's site is (http://www.sec.gov).

(d)      YEAR 2000 DISCLOSURE

         Open Door Online does not anticipate any problem in dealing with computer entries in the year 2000 or thereafter, with any computers currently used at any of its facilities. All of Open Door Online's computer systems are new and have been Year 2000 compliant since their acquisition. Open Door Online keeps current with all updates and revisions with all software Open Door Online currently uses. It is anticipated that the software updates reflect required revisions to accommodate transactions in the Year 2000 and thereafter. Though it is not anticipated that Open Door Online will have a problem at the turn of the century, Open Door Online intends to coordinate the resolution of any Year 2000 problems with the vendors of the software Open Door Online utilizes. Nonetheless, Open Door Online recognizes the problems which may arise in connection with the Year 2000 issue.

         The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. In other words, date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations causing disruptions of operations, including, among others, a temporary inability to process transactions, send invoices, or engage in similar normal business activities. Open Door Online does not believe that it has material exposure to the Year 2000 issue with respect to its own information systems since its existing systems correctly define the year 2000. Open Door Online is currently unable to predict the extent to which the Year 2000 issue will affect its clients and customers and suppliers, or the extent to which any of them would be vulnerable to a failure to remediate any Year 2000 issues on a timely basis.

         In addition, most of the purchases on Open Door Online's web site are expected to be made with credit cards, and Open Door Online's operations may be adversely affected to the extent its customers are unable to use their credit cards due to any Year 2000 issues that are not rectified by their credit card vendors. In a worst case scenario, if Open Door Online's customers' computer systems or that of suppliers and vendors do not contain the necessary software updates to be Year 2000 compliant, a multitude of problems could occur which may include, among others, lost orders, merchandise not shipped or shipped to incorrect addresses and credit card purchases incorrectly credited or debited. As a result, Open Door Online could lose customers, clients, and credibility which could have a material adverse effect on its business and its financial condition.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The "Management's Discussion and Analysis of Financial Condition and Results of Operations" included herein should be read in conjunction with the financial statements of Genesis Media group, Inc. for the two years ended December 31, 1998 and the six months ended June 30, 1998 and 1999, Open Door Records, Inc. for the year ended December 31, 1999 and the six months ended June 30, 1999 and 1998, and the financial statement of Open Door Online, Inc. for the nine months ended September 30, 1999 and 1998, respectively, and the related notes to each statement appearing elsewhere in this Form 10-SB. In addition to historical information, the following discussion and other parts of this Form 10-SB contains forward-looking information that involves risks and uncertainties. Actual results could differ materially from those anticipated by this forward-looking information due to factors discussed in other sections of this Form 10-SB.


Historical

         The Company's historical financial data presented below has been derived from financial statements of the Company and its predecessors, including the notes thereto, appearing elsewhere herein.

         The financial data includes the results of operations of Open Door Online, Inc. for 1999, Open Door Records, Inc. for September 30, 1998 and the results of operations of Genesis Media Group, Inc. and its predecessor, Hollywood Showcase Television Network, Inc. for 1998 and 1997.

                                     September 30,              December 31,
                              -----------------------    -----------------------
                                  1999        1998          1998         1997
                              -----------  ----------    -----------  ----------
Summary of Operations           $191,064    $      -      $521,562      $787,800
Net Revenues

   Cost of Sales                 118,385                    81,564        31,039
     Gross Profit                 72,679                   439,998       756,761
       Operating Expenses        204,975      6,571        740,904       597,198
   Net Profit (Loss)            (132,296)    (6,571)      (300,906)      159,563
Summary Balance Sheet Data
   Total Assets              $22,794,237    $98,780    $42,457,368   $41,408,462
   Total Liabilities           1,518,780     33,076        558,241       117,588
   Shareholder's Equity       21,275,457     65,704     41,899,127    41,290,874


1997 and 1998

         The operations of the Company for 1998 and 1997 are those of Genesis Media Group, Inc., and its predecessor, Hollywood Showcase Television Network, Inc. The business of those entities was editing and production of movie and television media and commercial advertising. Genesis was unable to either generate sufficient liquidity or capital to expand its base of operations and acquire the necessary infrastructure to attract large production engagements. The expansion of the business would have required substantial outlays of capital for additional state of the art editing and production equipment. The production business is highly competitive and requiring continual updating of production techniques. Most contracts are awarded by competitive bid to companies with demonstrated capability and personnel. Most contracts obtained by the Company were relatively short term in duration and did not include the feature film market which could extend beyond one year in duration. Genesis was not able to develop its record library for use in the production of films or television entertainment due to a lack of working capital to develop and release such music.

         Genesis did not have sufficient sources of capital or liquidity to allow it to pursue its intended business lines with the intensity and stability that was needed to compete in the west coast entertainment industry.

         The businesses of Genesis were labor intensive in that they required skilled technicians to operate the production and editing equipment. As a result, the labor costs per hour of Genesis were greater than those found in less skilled industries.

         These factors were the major contributing circumstances which lead Genesis to enter into the Exchange Agreement. In conjunction with the Exchange Agreement, the new management of the Company abandoned those operations upon completion of certain contracts in process and elected to pursue its own business plan and expand the internet operations of Open Door Online, Inc. acquired in the exchange with Open Door Records, Inc.

1999

         Therefore, the Company does not believe that the historical results of operations of Genesis and its predecessor are indicative of the future operations of Open Door Online, Inc.

         The operations of Open Door Online, Inc., subsequent to the exchange, effective June 30, 1999, through the quarter ended September 30, 1999 consisted primarily of three phases. The first phase was to wrap up the operations of the predecessor, Genesis, to which the Company completed open contracts as required, laid-off all west coast personnel, and set about the orderly liquidation of the owned and leased equipment of the predecessor. This resulted in an operating loss from discontinued operations for the period of approximately $ 171,000 in addition to the establishment of a reserve for discontinued operation of $500,000 to buy-out and terminate certain long term leases of production equipment.

         Second, the Company devoted substantial resources to completion of its web based business sites and related programs, processing applications and marketing plans. Portions of the internet sales structure were up and operating by August, 1999. However, the Company intends to add and continue to add more services and products as quickly as possible to capture significant market share of the home entertainment and music distribution markets.

         Third, the Company devoted its time and resources to the raising liquidity, assembling a management team and developing strategic alliances with artists, managers and promoters. During this period the Company raised approximately $558,000 of new equity/liquidity.

Results of Operations

         From inception to September 30, 1999 revenues have primarily consisted of the sale of CD's from our division, Open Door Records, and from commercial operations from our Open Door Studios.

Cost of Sales

         Cost of Sales primarily represent website operating costs, CD and fulfillment operations and artist promotions and royalties. Website operating costs include internet development, design and programming, connectivity charges and equipment. Future costs may include costs of acquisitions and development.

         Cost of Sales for the nine month period ended September 30, 1999 for Open Door Online, Inc. was approximately 62% of gross revenue. The operations of Genesis Media Group, the predecessor, were not comparative. As sales volume increases, the cost of sales, as a percentage of sales, should decrease since fixed costs are spread over a greater base.

Sales and Marketing

         Sales and marketing expense consists primarily of direct marketing expenses, promotional activities, salaries and costs related to website maintenance and development. We anticipate that overall sales and marketing costs will increase significantly in the future; however, sales and marketing expense as a percentage of net revenue may fluctuate depending on the timing of new marketing programs and addition of sales and marketing personnel.

         In the future, we anticipate that we will enter into arrangements with additional leading artists and record labels to secure distribution and marketing services and obtain rights to their music. Future expenses may include costs related to promotional events, which will be expensed in the period the event is held.

General and Administrative

         General and administrative expense consists primarily of salaries, legal and other administrative costs, fees for outside consultants and other overhead. General and administrative expense was approximately 94% of Revenue for the nine months ended September 30, 1999. It is anticipated that overall general and administrative expense will decrease as a percentage of Revenue as Revenue increases after this initial development stage.

Interest Expense

         Net interest expense for the nine month period ended September 30, 1999 was $8,224. Interest costs may increase in future periods as the Company expands through a combination of debt and equity offerings.

Liquidity and Capital Resources

         As of September 30, 1999 the Company had approximately $78,580 of cash available to support operations. Subsequent to September 30, 1999, the Company collected a receivable in the amount of $518,000. The Company believes that it will be able to raise such additional capital to meet its operating and financial obligations in the future.

Future Plan of Operation

         The post exchange Company has discontinued the production operations of the predecessor and focused on branding itself as a virtual "open door" bridging together artists and consumers from around the world and ultimately maintaining a loyal and appreciative entertainment community. The Company's objective is to build a global entertainment company offering a broad range of entertainment commerce related products and to deliver a wealth of original content in a highly personalized interactive context.

         The Company recognizes that the nature and scope of its intended business will require substantial additional financing. To meet this requirement the Company plans to finance its cash requirements through a combination of equity offerings and debt financing. This process will allow the Company to complete the initial phases of its internet marketing products. Once in place, the Company believes this should provide sufficient operating revenue to expand the other intended areas of its business.

         The internet marketing arena is highly competitive. The Company believes that it is well placed to take advantage of this growing market and looks to become more competitive in the entertainment and distribution sectors of that market.

         The Company will expand its workforce to meet its business plan and growth objectives while providing quality services and products.

         The overall plan of operation and objectives is detailed earlier in this Form 10-SB.

         The Company's business plan estimates that revenue will be approximately $6.9 million in the first full year of operations subsequent to the exchange resulting in a net operation loss for the period of approximately $450,000. Subsequent periods project substantial net income. The loss for this first period is due in large part to the Company expensing costs related to the programming, promotion, setup and implementation of the internet presence necessary for the Open Door Online activities.


ITEM 3.  PROPERTIES

         Real Property. Open Door Online's corporate headquarters are located at 10 Dorrance Street, Providence, Rhode Island. Open Door Online leases its facilities and certain other equipment under operating and capital lease agreements. Open Door Online's Metro Office is located at 206 Bryans Road, Hampton, New Jersey. Open Door Online has executive branch offices at 46 Flat River Road, Coventry, Rhode Island. Open Door Online's Recording Studio is located at 40 Wilson Street, West Warwick, R.I.. Open Door Online's Internet satellite office is located at 88 Weybosset Street, Providence, Rhode Island.

         Equipment. Open Door Online currently owns approximately $146,000 of equipment and leasehold improvements that are used in conjunction with its recording and production studio.

         Music Library. Open Door Online has a music library consisting of original and digitally mastered music media from numerous artists from the 1940's through the 1990's. Open Door Online owns certain of the master recordings in the Library, and has nonexclusive license rights to the rest of the recordings. Open Door Online is currently in the process of purchasing those master recordings to which it currently has only the nonexclusive license rights to. This library can be used to produce original singles and albums by the various artists, used to score motion picture productions, television productions and specialty productions. Open Door Online intends to utilize this product through traditional CD production and sales and MP3 digital sales over the Internet. Pursuant to industry standards, Open Door Online is obligated to pay artists royalties on units sold. Open Door Online has valued this library at the lower of the appraised value or the present value of the estimated cash flow from the sale and utilization of these assets over the next 7 years, after consideration of production and distribution costs.


ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

(a)      SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

                                                        Shares
                                                     Beneficially     Percent of
Title of Class     Name/Address of Owner                Owned           Class
---------------  --------------------------------  ---------------  ------------
Common         CEDE                                     592,704           5.85%
               P.O. Box 20
               Bowling Green Station
               New York, New York  10004

Common         Don R. & Barrie M. Logan                 545,530           5.38%
               23355 Gondor Drive
               Lake Forrest, California  90710

Common         DJS Investors, Inc.                    2,105,000          20.77%
               46 Old Flat River Road
               Coventry, Rhode Island

Common         Thomas R. Carley                       2,277,000          22.47%
               46 Old Flat River Road
               Coventry, Rhode Island  (D)

Common         David N. DeBaene                       2,137,000          21.09%
               46 Old Flat River Road
               Coventry, Rhode Island  (D)

Common         All Officers and Directors over 5%     4,414,000          43.56%
               per Individual

Com            All Officers and Directors             4,939,000         48.74%


Notes:         (1)  Includes only officers and directors  subsequent to the June
                    30, 1999 merger.
               (D)  Officer and Director of the Company
               (i)  All Percentages are calculated based upon 10,133,285  shares outstanding as of the date of the filing of this Form 10-SB.
               (ii) As of  September  30, 1999 the Company  had  1,641,377  free trading shares outstanding and 8,491,908 restricted shares outstanding for a total of 10,133,285 shares.


(b)      SECURITY OWNERSHIP OF MANAGEMENT

                                                        Shares
                                                     Beneficially     Percent of
Title of Class     Name/Address of Owner                Owned           Class
---------------  --------------------------------  ---------------  ------------
Common              David N. DeBaene                   2,137,000        21.09%

Common              Thomas R. Carley                   2,277,000        22.47%

               (1) All percentages are calculated based upon 8,951,618 shares of common stock of Open Door Online issued and outstanding as of the date of filing this Form 10-SB.

(c)      CHANGES IN CONTROL

         There is no arrangement which may result in a change of control.

ITEM 5.       DIRECTORS AND EXECUTIVE OFFICERS

(a)      IDENTITY OF DIRECTORS AND EXECUTIVE OFFICERS

         As of October 1, 1999, the directors and executive officers of Open Door Online, their ages, positions in Open Door Online, the dates of their initial election or appointment as director or executive officer, and the expiration of the terms as directors are as follows:

     Name               Age                     Position
---------------------  ------  -------------------------------------------------
David N. DeBaene         40     President, Chief Executive Officer and Director

Thomas Carley            37     Vice President, Chief Operating Officer and
                                   Director

Edmond L. Lonergan       53     Director

Anthony P. Santucci      36     Treasurer and Chief Financial Officer

Steve Panneton           41     Secretary


         (1)      BUSINESS EXPERIENCE

         Mr. David DeBaene, one of the founders of Open Door Online, serves as its president and CEO. At 31, David DeBaene founded JD American Workwear, Inc., a publicly traded manufacturer and distributor of safety Work wear and serves as Chairman of the Board and Chief Executive Officer. Mr. DeBaene created four styles of industrial safety work pants, which are secured by individual patents. These products are distributed worldwide. Entrepreneur Magazine has recognized Mr. DeBaene as one of its featured "outstanding entrepreneurs." Prior to JD American Workwear, David DeBaene was involved in the nursing home and general construction business. Mr. DeBaene is also a musician and played professionally for 10 years. Mr. DeBaene has been a director of Open Door Online since June 17, 1999.

         Mr. Thomas Carley, one of the founders of Open Door Online in 1997, serves as its vice president and COO. Thomas Carley has actively been involved in the music industry as a performer, producer and recording engineer. Mr. Carley has recorded with RCA Records and throughout his career has been critically acclaimed for his technique and style. Mr. Carley headed a large general contracting firm, securing both union and non-union contracts. Mr. Carley also has worked in accounting, real estate and insurance. Mr. Carley has been a director of Open Door Online since July17, 1999.

         Edmond L. Lonergan founded Corporate Architects, Inc., which is a merger and acquisition consulting business specializing in reverse mergers of private companies into inactive public companies. From 1968 to 1996 Mr. Lonergan has founded and operated numerous high tech corporations one of which became a public corporation. This company was honored by Inc. Magazine for becoming the 28th fastest growing high tech company in 1992. Previously, Mr. Lonergan has held the positions of Board Chairman, President, CEO, Vice President of Sales and Marketing, Vice President of Operations, Vice President of Finance, Director of Research, Operating Manager, Manager of Software Development and Product Development Consultant. Mr. Lonergan was also selected to be a member of the White House Small Business Committee during the Carter Administration. Mr. Lonergan has been a director of Open Door Online since June 17, 1999.

         Mr. Anthony Santucci is the Chief Financial Officer and a Director of JD American Workwear, Inc., a publicly traded manufacturer and distributor of safety work wear. Mr. Santucci is also President of Bevco Plastics Company, a privately held corporation. From 1992 to 1995, Mr. Santucci was Chief Financial Officer of Southe Pointe Enterprises, Inc., a publicly held company engaged in the distribution of home videos. Mr. Santucci also worked as a senior accountant Ernst & Young, LLP and graduated with a B.S. in Business Administration from Bryant College. He has been a director of Open Door Online since June 17, 1999.

         Mr. Steev Panneton currently serves as Vice President of Manufacturing and New Product Development for JD American Workwear, Inc. He has worked as a commercial artist and illustrator for the past 10 years and is a graduate of the College of Rhode Island. Mr. Panneton has developed several new products, including a patented game called Vegas Run . He currently has several other patents pending. He has been a director of Open Door Online since June 17, 1999.

         All prior directors and executive officers of Open Door Online, Genesis Media Group, Inc, the predecessor, tendered their resignations in conjunction with the Acquisition Agreement dated June 17, 1999.

         Open Door Online's directors are elected at the annual meeting of stockholders and hold office until their successors are elected and qualified. Open Door Online's officers are appointed by the Board of Directors and serve at the pleasure of the Board and subject to employment agreements, if any, approved and ratified by the Board.

(b)      IDENTITY OF SIGNIFICANT EMPLOYEES

     Name                Age                     Position
---------------------  ------  -------------------------------------------------
Camille M. Barbone       45     Vice President and General Manager

Timothy R. Dahler        29     Vice President Internet & Multimedia Development
                                   & Production

Moses J. Calouro         29     Vice President Information Management Systems


         Ms. Barbone has been involved in the music industry for over twenty-two years. She has discovered, developed and managed many significant artists. She has held executive positions in the Marketing and A&R divisions of Sony/Epic Records, Polygram and Buddah and has owned and/or operated recording studios such as Gotham Sound and Long View Farm. During this time her clients included The Rolling Stones, Aerosmith, The Indigo Girls, Michael Bolton, The Monkees, J.Giles, Edgar and Johnny Winters. Camille also produced the Gospel segment of Woodstock `94 for a crowd of 350,000. She has lectured throughout the country at seminars, workshops, and conventions and has been interviewed by major newspapers, magazines and television specials such as 20/20, Entertainment Tonight and Fox News.

         Mr. Dahler was a co-founder of Concept-Link, Ltd., a leading service bureau and Internet production corporation in Providence, RI. Mr. Dahler has integrated his knowledge of art and design with leading edge communications technology. Mr. Dahler has contracted with such companies as Fuji Film, USA, United Technologies, Samsonite, and Fleet Bank. He has extensive experience and commanding knowledge of both Microsoft and Macintosh operating systems and is a graduate of Roger Williams University.

         Mr. Calouro founded Maritime Information System and currently runs the premiere Internet portal for the Maritime Industry, Maritime Global Net at www.mgn.com. Mr. Calouro has over seven years experience producing and maintaining Internet applications and database servers. He has contracted with such companies as Motorola, Lloyd's of London, Arco, and AT&T.

(c)      SIGNIFICANT CONSULTANTS

         Bridgewater Management Group Inc. Bridgewater Management Group Inc. has been instrumental in the creation and implementation of the Internet activities of Open Door Online Inc. It is anticipated that Bridgewater Management Group Inc. will continue to play an important role in the coordination and growth of this division.

         Pat Rogers. Ms.Rogers has been instrumental in the implementation of Open Door Online's division, Open Door Records. Ms. Rogers brings well over twenty years of experience in music publishing and licensing. It is anticipated that Ms. Rogers will play an important role in the future publishing activities of Open Door Online Inc.

         John Paul Gauthier. Mr. Gauthier has provided significant assistance for Open Door Online's division Open Door Records. Mr. Gauthier has assisted the Company in production and engineering, as well as artist development and studio design. It is anticipated that Mr. Gauthier will continue to play an important role in these areas.

         Ralph Petrarca. Mr. Petrarca has also provided significant production and studio engineering assistance for Open Door Online's division, Open Door Records. Mr. Petraca brings over 10 years experience in the engineering and studio management field.

(d)      FAMILY RELATIONSHIPS

         There are no family relationships between the directors, executive officers or any other person who may be selected as a director or executive officer of Open Door Online.

(e)      INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

         None of the officers, directors, promoters or control persons of Open Door Online have been involved in the past five (5) years in any of the following:

          (1) Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

          (2) Any conviction in a criminal proceedings or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

          (3) Being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, or any Court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

          (4) Being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities laws or commodities law, and the judgment has not been reversed, suspended, or vacated.

ITEM 6.  EXECUTIVE COMPENSATION

         No compensation or directors fees have been paid to any executive officer or directors of Open Door Online from the date of the exchange on June 17, 1999, to the date hereof. Open Door Online is in the process of formalizing agreements with the executive officers and other key personnel that would provide for compensation packages for five years with scheduled increases each year designed to compensate such employees for allowing Open Door Online to retain its working capital in the early years. It is expected that the annual compensation for the CEO and COO will initially be $95,000 per year with annual increases of $25,000 for each year of the five year term. It is also expected that other executives' compensation will be scaled downward from these levels. No stock appreciation plans or stock compensation plans are currently in existence for Open Door Online.

         No compensation or fees were paid to executive officers or directors of the predecessor Company, Genesis Media Group, Inc., during 1997, 1998 or 1999.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         During 1998 and 1999, Mr. DeBaene has been a lender or guarantor of funds to Open Door Online. As of December 31, 1998 and September 30, 1999, the outstanding balances due him to lenders for which he has guaranteed amounts are $113,643 and $498,622, including interest expense of $3,643 and $8,224, respectively. Interest rates range from 12% to 20% per annum. Mr. DeBaene has the option to convert amounts lent to him by third parties into shares of Open Door Online upon their approval.

         During 1998, Genesis Media Group, Inc. distributed to shareholders shares of TranStar Communications, Inc. The Genesis Media Group shareholders held 576,535 Rule 144 restricted shares of common stock of TranStar Communications, Inc. after the distribution. These shares were subsequently sold in 1999 for $.50 per share.

         During 1998 and 1999, Mr. Logan, the former Chairman of the Board, President and COO of Genesis Media Group, Inc. received shares of Genesis Media Group in lieu of compensation. In 1998 and 1999, and 7,052,084 and 8,999,910 shares of Genesis Media Group, respectively, were issued to Mr. Logan under this arrangement. These shares are equal to 235,084 and 299,997 shares of Open Door Online, Inc. after the reverse 1 for 30 split.

ITEM 8.  DESCRIPTION OF SECURITIES

         Open Door Online's Articles of Incorporation authorize the issuance of 50,000,000 shares of Common Stock, $0.0001 par value per share. There is no preferred stock authorized. The shares are fully paid, non-assessable, without pre-emptive or other subscription rights and without cumulative voting. Holders of Common Stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of shares of Common Stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. In the event of a liquidation, dissolution or winding up of Open Door Online, the holders of shares of Common Stock are entitled to share pro rata all assets remaining after payment in full of all liabilities.

PART  II.

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

(a)      MARKET INFORMATION

         Open Door Online's Common Stock currently trades on the Over-The-Counter Bulletin Board (OTC:BB) under the trading symbol "NTER." The following tables set forth the highest and lowest bid prices for the Common Stock for each calendar month for Open Door Online and its predecessors, as reported by the National Quotation Bureau:

Predecessor: Hollywood Television Network, Inc.


                                        Bid Prices               Ask Prices
                                  ----------------------  ----------------------
            1997                     High        Low         High        Low
                                  ----------  ----------  ----------  ----------
January 1 - January 31              1            3/16       1-1/8       3/4
February 1 - February 28            1-3/16       5/8        13/16       5/8
March 1 - March 31                  1-1/2        3/8        2           3/8
April 1 - April 30                  2-1/4        1          2-3/8       1-9/16
May 1 - May 31                      1-1/2        1          1-7/8       1
June 1 - June 30                    1-1/2        7/8        1-7/8       7/8
July 1 - July 31                    1-1/8        13/16      1-3/8       13/16
August 1 - August 31                3-1/16       1/2        3-15/16     11/16
September 1 - September 30          1-3/8        1          1-3/4       15/16
October 1 - October 31              1-1/8        3/4        1-1/8       3/4
November 1 - November 30            1            5/8        1           5/8
December 1 - December 31            3/4          3/8        7/8         7/16


Predecessor:  Hollywood Television Network, Inc.
1998

January 1 - January 31              11/16        1/4        9/16        1/8
February 1 - February 28            1/4          1/8        1/4         3/16
March 1 - March 31                  -            -          -           -

Predecessor: Genesis Media Group, Inc.
1998

April 1 - April 30                  -            -          -           -
May 1 - May 31                      1-5/8        1-5/16     1-15/16     1-5/8
June 1 - June 30                    1-3/8        1-1/16     1-11/16     1-1/4
July 1 - July 31                    1-3/8        5/8        1-7/16      13/16
August 1 - August 31                11/16`       3/8        11/16       7/16
September 1 - September 30          11/16        3/8        11/16       7/16
October 1 - October 31              3/8          1/4        7/16        1/4
November 1 - November 30            5/16         .15        3/8         .18
December 1 - December 31            .15          .07        3/8         .11

Predecessor: Genesis Media Group, Inc.
1999

January 1 - January 31              .15           .09       .26         .12
February 1 - February 28            .22           1/8       .30         1/8
March 1 - March 31                  .20           1/8       .26         1/8
April 1 - April 30                  .23           .08       .37         .13
May 1 - May 31                      .21           .16       .30         .17
June 1 - June 30                    .17           .10       .18         .11
July 1 - July 31                    .13           .08       3/16        .12

Open Door Online, Inc.
1999 1 for 30 reverse split

August 1 - August 31                3.60         1-9/16     3.90        2.00
September 1 - September 30          4-1/8        1-9/16     4-3/4       1-7/8


         The above quotations are inter-dealer quotations, and the actual retail transactions may involve dealer retail markups, markdowns, or commissions for market makers of Open Door Online's stock. The prices quoted are based on the then stock outstanding and has not been adjusted for mergers, exchanges, splits or reverse splits. There can be no assurance that an active public market for the Common Stock will be sustained. In addition, the shares of Common Stock are subject to various governmental or regulatory body rules which affect the liquidity of the shares.

         As of October 1, 1999, except for 1,217,210 free trading shares, all shares issued by Open Door Online are "restricted securities" with in the meaning of Rule 144 under the Securities Act of 1933. Ordinarily, under Rule 144, a person holding restricted securities for a period of one year may, every three months, sell in ordinary brokerage transactions or in transactions directly with a market maker an amount equal to the greater of one percent of Open Door Online's then-outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Future sales of such shares could have an adverse effect on the market price of the Common Stock.

(b)      HOLDERS

         As of October 1, 1999 , there were approximately 233 registered holders of free-trading shares and 93 holders of Open Door Online's restricted Common Stock, as reported by Open Door Online's transfer agent. Some holders own both free-trading and restricted shares and would be included in both classifications above.

(c)      DIVIDENDS

         Open Door Online has not paid any dividends on its Common Stock. Open Door Online currently intends to retain any earnings for use in its operations and to finance the development and the expansion of its business. Therefore, Open Door Online does not anticipate paying cash dividends in the foreseeable future. The payment of dividends is within the discretion of the Board of Directors. Any future decision with respect to dividends will depend on future earnings, future capital needs and the registrant's operating and financial condition, among other factors.

ITEM 2.  LEGAL PROCEEDINGS

         Open  Door  Online is not a party  to,  and none of Open Door  Online's
property  is  subject  to  any  pending  or  threatened   legal,   governmental,
administrative or judicial proceedings.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         There have been no disagreements with Open Door Online's independent auditor. The Independent Certified Public Accountant for Open Door Records, Inc., the predecessor to Open Door Online, Inc., also became the accountant for Genesis Media Group, Inc., a predecessor. [Describe Jim Marshall and his qualifications to practice before SEC.] [check for past SEC problems]

ITEM 4.    RECENT SALES OF UNREGISTERED SECURITIES

         In early 1998, Genesis Media Group, Inc, the predecessor, completed an offering under Regulation D, Rule 504. As of May 18, 1998, there were 717,654
(i) shares of Open Door Online's common stock outstanding. Of these shares, 181,762 (i) were freely trading, while 535,892 (i) were subject to trading restrictions.

         During 1997, 1998 and 1999 Open Door Online issued 68,334 (i),  235,084
(i) and 299,997 (i) shares, respectively, of its common stock to Don R. Logan, the former Chief Executive Office and Director of Open Door Online, in lieu of compensation.

         In conjunction with the Acquisition Agreement described above, on June 30, 1999 Open Door Online issued 7,000,000 (i) shares of its common stock to the previous stockholders of Open Door Records, Inc.

         Between July 1, 1999 and September 30, 1999 Open Door Online issued 673,994 post- exchange shares pursuant to an offering under Regulation D, Rule
504. [Describe to whom issued and for what purpose.]

Note (i) The number of shares are based on the post exchange number of shares of Open Door Online, Inc. after the 1 for 30 reverse split on June 30, 1999.


ITEM  5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Directors and officers of Open Door Online and its affiliates may not be liable for errors in judgment or other acts, or omissions not amounting to intentional misconduct, fraud or a knowing violation of law, since provisions to limit such liability have been made in the Articles of Incorporation and By-laws. These provisions allow for indemnification of the officers and directors of Open Door Online for any liability suffered by them, or arising from their activities as officers and directors of Open Door Online if they were not engaged in intentional misconduct, fraud or a knowing violation of law. Therefore, purchasers of stock of Open Door Online will have a more limited right of action than they would have except for this limitation in the Articles of Incorporation and By-laws.

         The officers and directors of Open Door Online are accountable to Open Door Online as fiduciaries, which means such officers and directors are required to exercise good faith and integrity in handling Open Door Online's affairs. A shareholder may be able to institute legal action on behalf of himself and all other similarly stated shareholders to recover damages where Open Door Online has failed or refused to observe the law. Shareholders may, subject to applicable rules of civil procedure, be able to bring a class action or derivative suit to enforce their rights, including rights under certain federal and state securities laws and regulations. Shareholders who have suffered losses in connection with the purchase or sale of their interest in Open Door Online in connection with such sale or purchase, including misapplication by any such officer or director of the proceeds from the sale of these securities, may be able to recover such losses from Open Door Online.

PART F/S FINANCIAL STATEMENTS



                          INDEX TO FINANCIAL STATEMENTS


GENESIS MEDIA GROUP, INC.:                                                  Page
                                                                            ----
         Report of Independent Accountants..................................  27

         Balance Sheet - December 31, 1998 and 1997 and
         June 30, 1999 and 1998 (Unaudited).................................  28

         Statements  of  Operations  for the  two  years
         ended  December  31,  1998  and the six  months
         ended June 30, 1999 and 1998 (Unaudited).............................29

         Statements  of Cash  Flows  for  the two  years
         ended  December  31,  1998  and the six  months
         ended June 30, 1999 and 1998 (Unaudited)............................ 30

         Notes to Financial Statements for the two years
         ended  December  31,  1998  and the six  months
         ended June 30, 1999 and 1998 (Unaudited)..........................31-34


OPEN DOOR RECORDS, INC.:

         Report of Independent Accountants................................... 35

         Balance Sheet - December 31, 1998 and
         June 30, 1999 and 1998 (Unaudited).................................. 36

         Statements  of  Operations  for the year  ended
         December 31, 1998 and the six months ended June
         30, 1999 and 1998 (Unaudited ....................................... 37

         Statements  of Cash  Flows  for the year  ended
         December 31, 1998 and the six months ended June
         30, 1999 and 1998 (Unaudited)....................................... 38

         Notes  to  Financial  Statements  for the  year
         ended  December  31,  1998  and the six  months
         ended June 30, 1999 and 1998 (Unaudited)......................... 39-40


OPEN DOOR ONLINE, INC.:

         Proforma  Combined Balance Sheet, June 30, 1999
         (Unaudited)......................................................... 41

         Proforma  Statement of  Operations  for the six
         months ended June 30, 1999 (Unaudited).............................. 42

         Proforma  Statement  of Cash  Flows for the six
         months ended June 30, 1999 (Unaudited).............................. 43

         Note to Proforma  Financial  Statements for the
         six months ended June 30, 1999 (Unaudited).......................... 44


OPEN DOOR ONLINE, INC.:

         Combined  Balance  Sheet,  September  30,  1999
         (Unaudited)......................................................... 45

         Statement  of  Operations  for the nine  months
         ended September 30, 1999 (Unaudited)................................ 46

         Statement  of Cash  Flows  for the nine  months
         ended September 30, 1999 (Unaudited)................................ 47

         Note  to  Financial  Statements  for  the  nine
         months ended September 30, 1999 (Unaudited)......................... 48

            Report of Independent Accountants




To the Board of Directors
Genesis Media Group, Inc.
Los Angeles, California


We have audited the accompanying balance sheets of Genesis Media Group, Inc. as of December 31, 1998 and 1997, and the related statements of operations and retained earnings (deficit) and cash flows for the two years then ended. These financial statements are the responsibility of Open Door Online's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Genesis Media Group, Inc. as of December 31, 1998 and 1997, and the results of operations and its cash flows for the two years then ended in conformity with generally accepted accounting principles.



               James C. Marshall, CPA, PC



Scottsdale, Arizona
July 14, 1999















                                             Genesis Media Group, Inc.
                                                   Balance Sheet
                                          December 31, 1998 and 1997 and
                                        June 30, 1999 and 1998 (Unaudited)


                                                      ASSETS

                                                     December 31,                                 June 30,
                                         --------------------------------------    ---------------------------------------
                                              1998                 1997                  1999                 1998
                                         ----------------     -----------------    -----------------    ------------------
                                                                                     (Unaudited)           (Unaudited)
Current Assets

   Cash and cash equivalents             $          400       $        10,025       $        2,077       $       155,952
   Accounts receivable - trade                  186,437                13,814              176,436               198,913
   Loan receivable - trade                       50,000                                     50,000                50,000
   Prepaid expenses                             111,030                51,416              600,289               130,944
   Marketable securities (Note 8)               235,168                                                          243,168
                                         ----------------     -----------------     ----------------     -----------------
                                                583,035                75,255              819,902               778,977

Property and equipment,net of accumulated
   depreciation of $37,333 and $15,733
   for  1998 and  1997,  respectively.
   (Note 4)                                     661,666               162,034              638,038               161,581
Master music library (Note 5)                41,068,329            41,012,500           41,068,331            41,037,814

Other assets                                    144,338               158,673              143,647               131,092
                                         ----------------     -----------------     ----------------     -----------------
                                         $   42,457,368       $    41,408,462       $   42,678,818       $    42,109,464
                                         ================     =================     ================     =================


                                       LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities

   Accounts payable                      $       17,286       $       100,000        $                   $
   Payroll taxes and accrued expenses            46,735                17,588              113,895                 4,649
   Current  portion  of long term debt
    (Note 6)                                    114,096
                                         ----------------     -----------------     ----------------     -----------------
                                                178,117               117,588              113,895                 4,649

Long term debt - capitalized leases
(Note 6)                                        380,124                                    703,464                 7,776
                                         ----------------     -----------------     ----------------     -----------------
   Total liabilities                            558,241               117,588              817,359                12,425

Stockholders' Equity

   Common Stock - par value $0.0001,
   authorized 50,000,000 shares, issued and
   outstanding 28,130,607 and 6,869,500,
   1998 and 1997, respectively. (Notes 1,
   10 and 12)                                     2,813                   687                3,833                 1,225
   Additional paid in capital                42,202,434            41,295,401           42,335,153            41,966,499
   Retained earnings (deficit)                 (306,120)               (5,214)            (477,527)              129,315
                                         ----------------     -----------------     ----------------     -----------------
                                             41,899,127            41,290,874           41,861,459            42,097,039
                                         ----------------     -----------------     ----------------     -----------------
                                         $   42,457,368       $    41,408,462       $   42,678,818       $    42,109,464
                                         ================     =================     ================     =================

The accompanying notes are an integral part of these financial statements

                                             Genesis Media Group, Inc.
                                              Statement of Operations
                                     For the year ended December 31, 1998 and
                              The six months ended June 30, 1999 and 1998 (Unaudited)


                                                  For the year ended                    For the six months ended
                                              1998                 1997                  1999                 1998
                                        -----------------    ------------------    -----------------    ------------------
                                                                                     (Unaudited)            (Unaudited)
Revenue
Sales                                   $       375,480      $         83,334       $                   $        315,040
Other income                                    146,082               704,466                53,100              146,081
                                        ----------------     -----------------      ----------------     -----------------
                                                521,562               787,800                53,100              461,121

Cost of sales                                    81,564                31,039                 5,500               53,271
                                        ----------------     -----------------      ----------------     ----------------
   Gross profit                                 439,998               756,761                47,600              407,850

Operating Expenses
   Administrative expenses                      145,128                83,737                15,930               53,851
   Amortization and depreciation                 29,746                15,733                26,153               10,556
   Interest expense                              28,062                                      10,278
   Office expense                                11,624                31,200                 5,228               29,724
   Professional and outside services            137,014               206,176                10,500               83,498
   Rent                                         106,327                51,605                18,902               54,074
   Salaries and payroll taxes                   283,003               208,747               132,016               41,619
                                        ----------------     -----------------      ----------------     ----------------
     Total Operation Expense                    740,904               597,198               219,007              273,322
                                        ----------------     -----------------      ----------------     ----------------

Net Income (Loss)                              (300,906)              159,563              (171,407)             134,528

Retained (deficit) beginning of the
period                                           (5,214)             (164,777)             (306,120)              (5,214)
                                        ----------------     -----------------      ----------------     ----------------

Retained (deficit) end of the period    $      (306,120)     $         (5,214)      $      (477,527)     $      (129,314)
                                        ================     =================      ================     ================

Net loss per common share (Note 11)     $         (0.02)     $            0.02      $          0.00      $          0.01
                                        ================     =================      ================     ================

The accompanying notes are an integral part of these financial statements

                                             Genesis Media Group, Inc.
                                              Statement of Cash Flows
                                   For the two years ended December 31, 1998 and
                              The six months ended June 30, 1999 and 1998(Unaudited)


                                                        For the year ended                       For the six months ended
                                                   1998                   1997                  1999                  1998
                                             ------------------     ------------------    ------------------    ------------------
                                                                                             (Unaudited)           (Unaudited)
Cash Flows from Operations
   Net Income (Loss)                         $       (300,906)      $       159,563        $      (171,407)     $        134,528

Adjustments to reconcile net income to net
cash
   Provided by operating activities:
   Amortization and depreciation                       21,600                15,733                 26,153                10,556
                                             -----------------      -----------------      -----------------    -----------------

Cash Flow provided (used) by operations              (279,306)              175,296               (145,254)              145,084

 Adjustments to reconcile net loss to Net
Cash
   Used by Operating Activities:

Changes in Assets and Liabilities:
   (Increase) decrease in accounts                   (172,623)              (13,814)                10,001              (185,099)
   receivable
   (Increase) in notes receivable                     (50,000)                                                           (50,000)
   (Increase) in prepaid expenses                     (59,614)              (51,416)              (489,259)              (79,528)
   (Increase) in marketable securities               (134,170)                                     235,168              (243,168)
   (Increase) in property, plant &
      equipment                                      (521,232)             (172,034)                (2,525)              (10,102)
   (Increase) in master music library                 (55,829)          (41,012,500)                    (2)              (25,314)
   (Increase) decrease in other assets                 14,335              (158,673)                   691                27,581
   Decrease (increase) in accounts payable            (82,714)              100,000                (17,286)             (100,000)
   Increase in accrued expenses                        29,147                17,588                 67,160               (12,939)
   Increase in current portion of long
   term debt                                          114,096                                       98,734
                                             -----------------      -----------------      -----------------    -----------------
                                                     (918,607)          (41,290,849)               (97,318)             (478,569)

   Net cash flow used by operating                 (1,197,908)           41,115,553               (242,572)             (533,485)
   activities

Cash Flows from Investments
   Increase in Common Stock                             2,126                                        1,020                   538
   Increase in paid in capital                        806,033            41,125,578                132,719               671,098
                                             -----------------      -----------------      -----------------    -----------------
                                                      808,159            41,125,578                133,739               671,636

 Financing activities

   Increase in long term debt                         380,124                                      110,510                 7,776
                                             -----------------      -----------------      -----------------    -----------------

 Net increase (decrease) in cash                       (9,625)               10,025                  1,677               145,927

 Cash at January 1,                                    10,025                     0                    400                10,025
                                             -----------------      -----------------      -----------------    -----------------

 Cash at end of period                       $            400       $        10,025        $         2,077      $        155,952
                                             =================      =================      =================    =================

The accompanying notes are an integral part of these financial statements

                            Genesis Media Group, Inc.
                          Notes to Financial Statements
                  For the two years ended December 31, 1998 and
             The six months ended June 30, 1999 and 1998 (Unaudited)



Note 1 -  Organization

The predecessor of the Genesis Media Group, Inc. (the "Company") was incorporated in the state of New Jersey on July 27, 1987. In August 1997, Open Door Online, Hollywood Showcase Television Network, Inc. acquired in a reverse acquisition all of the assets of Genesis Group, Inc. and changed its name to Genesis Media Group, Inc.

Note 2 -  Summary of Significant Accounting Policies

The summary of significant accounting policies of Genesis Media Group, Inc. is presented to assist in understanding Open Door Online's financial statements. The financial statements and notes are representations of Open Door Online's management. Management is responsible for their integrity. The accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Line of Business

Open Door Online is primarily engaged in media and advertising.

Accounts Receivable

Open Door Online provides allowances against accounts receivable to maintain sufficient reserves to cover anticipated losses.

Master Music Library

The master music library is stated at the appraised value as of the date of acquisition by Open Door Online.

Equipment and Depreciation

Depreciation has been provided on the same basis for tax and financial accounting purposes using the straight-line, accelerated and declining balance methods. The estimated useful lives of the assets are as follows:

     Production equipment                                     5-7   Years
     Office equipment, furniture and fixtures                 5-10 Years
     Leasehold improvements                                   3-10 Years

                            Genesis Media Group, Inc.
                          Notes to Financial Statements
                  For the two years ended December 31, 1998 and
             The six months ended June 30, 1999 and 1998 (Unaudited)



Note 2 - Summary of Significant Accounting Policies (continued)

Copyrights and Amortization

Copyrights were purchased and are subject to the 15 year amortization rules. For purpose of these financial statements, copyrights are amortized on the straight line basis over 15 years.

Note 3 - Prepaid Expenses

Included in prepaid expenses is a note for $20,000 from an officer of Open Door Online. The officer has pledged his shares of Open Door Online's common stock as collateral for said note.

Note 4 - Property and Equipment

Property and equipment consists of the following at cost:


                                               1998                   1997
                                         ----------------       ----------------
     Computer equipment                  $        34,114        $        32,057
     Office furniture                             24,356                 24,356
     Office Equipment                             46,172                 46,172
     Production Equipment                         55,371                 55,371
     Leased production equipment                 515,810
     Signs                                           335
     Software                                        230
     Leasehold improvements                       19,661                 19,611
                                         ----------------       ----------------
                                                 698,999                177,767
     Less accumulated depreciation               (37,333)               (15,733)
                                         ----------------       ----------------
                                         $       661,666        $       162,034
                                         ================       ================

Depreciation expense for the years ended December 31, 1998 and 1997 and the six months ended June 30, 1999 and 1998 was $29,746, $15,733, $26153 and $10,556.
respectively.

Leased  production  equipment  represents  capitalized  leases whereby Open Door
Online has the right to exercise a nominal purchase option at the end of the lease. The portion of the lease included in the equipment account are the estimated costs of the equipment at the time the leases were first executed plus the purchase option costs.

                            Genesis Media Group, Inc.
                          Notes to Financial Statements
                  For the two years ended December 31, 1998 and
             The six months ended June 30, 1999 and 1998 (Unaudited)


Note 5 - Master Music Library

The master music library was acquired from Genesis Group, Inc. in August, 1997 and consists of movie films, music tapes and CD ROM interactive tapes. With the masters comes the rights to market, reconfigure, compile, manufacture, distribute, license, sell and lease originals or copies therefrom. Open Door Online has an independent appraisal that identifies each item and evaluates it. The master music library is carried at appraised value. Also included in inventory are the costs incurred to date in developing the production of the "Diary of James Dean."

Library consist of the following:

     Music and videos                                    $    41,005,414
     Products                                                      8,830
     Productions in process - James Dean Production               54,085
                                                         ================
                                                         $    41,068,329
                                                         ================

Note 6 - Long Term Debt

Long term debt consists of the following:

                                              December 31,           June 30,
                                                  1998                1999
                                            ---------------     ----------------

     Remaining capitalized lease Payments   $      494,220      $       703,464
     Less current portion                         (114,096)            (212,830)
                                            ---------------     ----------------
                                                   380,124      $       490,634
                                            ===============     ================

Note 7 - Commitments and Contingencies

Open Door Online is committed under office leases dated October 1, 1997 and expiring September 30, 1999, and October 31, 2000 for a minimum annual rental (exclusive of real estate taxes, maintenance, etc.) as follows:

     Year ending:         December 31, 1998              $      98,465
                          December 31, 2000              $      16,159

Note 8 - Investment in TranStar Communications, Inc.

During 1998, Open Door Online distributed to shareholders shares of TranStar Communications, Inc. Open Door Online holds 576,535 rule 144 restricted shares of common stock of TranStar Communications, Inc. after a distribution of TranStar's stock to the shareholders of Genesis Media Group.

                            Genesis Media Group, Inc.
                          Notes to Financial Statements
                  For the two years ended December 31, 1998 and
             The six months ended June 30, 1999 and 1998 (Unaudited)



Note 9 - Net Operating Loss Carryover

Open Door Online has a net operating loss carryover of approximately $297,000 available to offset future taxable income, if any.

Note 10 - Stockholders' Equity

Open Door Online has 50,000,000 shares of stock authorized at $0.0001 par value, 28,130,607 and 6,869,500 shares outstanding at December 31, 1998 and 1997, respectively and 38,330,000 and 12,250,000 shares outstanding at June 30, 1999 and 1998. The assets of Open Door Online were acquired by exchange of stock of Genesis.

Note 11 - Earnings per Common Share

Earnings per share of common stock has been computed based on the weighted average number of shares outstanding.

Note 12 - Restatement of 1997 Results of Operations

The 1997 income has been restated to eliminate the installment sale of films since the transaction has not been completed by Open Door Online. The result is that sales have been reduced by $5,400,000, net income and retained earnings at December 31, 1997 have been reduced by $3,215,892.

Note 13 - Subsequent Company Exchange Agreement

In June 1999, Open Door Online entered into a stock exchange agreement with Open Door Music, Inc. whereby Open Door Online would acquire all of the issued and outstanding stock of Open Door Records, Inc. in exchange for stock of Open Door Online. In addition, the agreement provides for the resignation of management and directors and the appointment of directors and executives selected by Open Door. This agreement was completed as of June 30, 1999, whereupon Open Door Online changed its name to Open Door Online, Inc.

                        Report of Independent Accountants




To the Board of Directors
Open Door Records, Inc.
Providence, Rhode Island


We have audited the accompanying balance sheet of Open Door Records, Inc. as of December 31, 1998, and the related statements of operations and retained earnings (deficit) and cash flows for the year then ended. These financial statements are the responsibility of Open Door Online's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Open Door Records, Inc. as of December 31, 1998, and the results of operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.



                           James C. Marshall, CPA, PC



September 30, 1999
Scottsdale, Arizona

                                              Open Door Records, Inc.
                                                   Balance Sheet
                                               December 31, 1998 and
                                        June 30, 1999 and 1998 (Unaudited)

                                                      ASSETS

                                                          December 31,                       June 30
                                                        ------------------    ---------------------------------------
                                                              1998                  1999                 1998
                                                        ------------------    -----------------    ------------------
                                                                                (Unaudited)           (Unaudited)
Current Assets

   Cash and cash equivalents                            $             33      $        61,797       $         3,122
   Accounts receivable - trade                                    37,185               51,935
   Prepaid expenses                                                1,477                1,477
                                                        ------------------    -----------------     -----------------
                                                                  38,695              115,209                 3,122

Property and equipment                                           144,936              192,766                73,677

Other assets                                                       2,737                3,737                 2,737
                                                        ------------------    -----------------    ------------------
                                                        $        186,368      $       311,712      $          79,536
                                                        ==================    == ==============    ==================


                                       LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities

   Accounts payable and accrued expenses                $          6,720      $        18,475       $         3,077
   Short term notes payable                                      110,000              297,400                 5,000
                                                        ------------------    -----------------     -----------------
   Total liabilities                                             116,720              315,875                 8,077

Stockholders' Equity

   Common Stock - no par value, authorized
   2,000 shares, issued and outstanding
   1,000 at December 31, 1998, (Notes 1, 5 and 7)                  1,000                1,000                 1,000
   Additional paid in capital                                     71,275               90,275                71,275
   Retained earnings (deficit)                                    (2,627)             (95,437)                 (816)
                                                        ------------------    -----------------     -----------------
                                                                  69,648               (4,162)               71,459
                                                        ------------------    -----------------     -----------------
                                                        $        186,368      $       311,712       $        79,536
                                                        ==================    =================     =================

The accompanying notes are an integral part of these financial statements

                                              Open Door Records, Inc.
                                              Statement of Operations
                                     For the year ended December 31, 1998 and
                              The six months ended June 30, 1999 and 1998 (Unaudited)

                                                        For the year ended           For the six months ended
                                                              1998                  1999                 1998
                                                        ------------------    -----------------     -----------------
                                                                                (Unaudited)           (Unaudited)
Revenue
Sales                                                   $         37,185      $         3,962       $
                                                        ------------------    -----------------     -----------------
                                                                  37,185                3,962

Cost of sales                                                     10,485                1,205
                                                        ------------------    -----------------     -----------------
Gross profit                                                      26,700                2,757

Operating Expenses
   Administrative expenses                                        23,530               34,954                   816
   Interest expense                                                3,888                8,224
   Office expense                                                  1,144                2,420
   Professional and outside services                                 765               46,470
   Rent                                                                                 3,500
       Total Operation Expense                                    29,327               95,568                   816
                                                        ------------------    -----------------     -----------------
Net Income (Loss)                                                 (2,627)             (92,811)                 (816)

Retained (deficit) beginning of the period                                             (2,627)
                                                        ------------------    -----------------     -----------------
Retained (deficit) end of the period                    $         (2,627)     $       (95,438)      $          (816)
                                                        ==================    =================     =================

Net loss per common share (Note 6)                      $          (2.63)     $        (92.81)      $         (0.82)
                                                        ==================    =================     =================

The accompanying notes are an integral part of these financial statements

                                              Open Door Records, Inc.
                                              Statement of Cash Flows
                                     For the year ended December 31, 1998 and
                              The six months ended June 30, 1999 and 1998 (Unaudited)

                                                        For the year ended           For the six months ended
                                                              1998                  1999                 1998
                                                        ------------------    -----------------     -----------------
                                                                                 (Unaudited)           (Unaudited)
Cash Flows from Operations
   Net Income (Loss)                                    $         (2,627)     $       (92,811)      $          (816)
                                                        ------------------    -----------------     -----------------

Cash Flow provided (used) by operations                           (2,627)             (92,811)                 (816)

Adjustments to reconcile net loss to Net Cash
   Used by Operating Activities

Changes in Assets and Liabilities
   (Increase) decrease in accounts receivable                    (37,185)             (14,750)
   (Increase) in property, plant & equipment                    (144,936)             (47,830)              (73,677)
   (Increase) decrease in other assets                            (2,737)              (1,000)               (2,737)
   Increase (decrease) in accounts payable                         6,720               11,755                 3,077
   Increase in short term debt                                   110,000              187,400                 5,000
                                                        ------------------    -----------------     -----------------
                                                                  69,615              135,575               (68,377)

Net cash flow provided (used) by operating activities            (72,242)              42,764               (69,153)

Cash Flows from Investments
   Increase in Common Stock                                        1,000                                      1,000
                                                                  72,275               19,000                72,275

Net increase (decrease) in cash                                       33               61,764                 3,122

Cash at January 1,                                                                         33
                                                        ------------------    -----------------     -----------------

Cash at end of period                                   $             33      $        61,797       $         3,122
                                                        ==================    =================     =================

The accompanying notes are an integral part of these financial statements

                             Open Door Records, Inc.
                          Notes to Financial Statements
                    For the year ended December 31, 1998 and
             The six months ended June 30, 1999 and 1998 (Unaudited)



Note 1 - Organization

Open Door Records, Inc. (the "Company") was incorporated in the state of Rhode Island in November 20, 1997. Open
Door Online had no operations during 1997.

Note 2 -  Summary of Significant Accounting Policies

The summary of significant accounting policies of Genesis Media Group, Inc. is presented to assist in understanding Open Door Online's financial statements. The financial statements and notes are representations of Open Door Online's management. Management is responsible for their integrity. The accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Line of Business
----------------
Open Door Online is primarily engaged in sales and marketing through the Internet and other media of entertainment and products.

Accounts Receivable
-------------------
Open Door Online provides allowances against accounts receivable to maintain sufficient reserves to cover anticipated losses.

Equipment and Depreciation
--------------------------
Depreciation has been provided on the same basis for tax and financial accounting purposes using the straight-line, accelerated and declining balance methods. The estimated useful lives of the assets are as follows:

     Production equipment                                     5-7   Years
     Office equipment, furniture and fixtures                 5-10 Years
     Leasehold improvements                                   3-10 Years

Note 3 - Property and Equipment

No depreciation has been taken to date since Open Door Online has not extensively utilized the assets.

Note 4 - Short Term Debt

Short term debt is due to individuals affiliated with Open Door Online.

                             Open Door Records, Inc.
                          Notes to Financial Statements
                    For the year ended December 31, 1998 and
             The six months ended June 30, 1999 and 1998 (Unaudited)



Note 5 - Stockholders' Equity

Open Door Online has 2,000 shares of no par stock authorized and 1,000 shares outstanding at December 31, 1998, June 30, 1999 and 1998.

Note 6 - Earnings per Common Share

Earnings per share of common stock has been computed based on the weighted average number of shares outstanding.

Note 7 - Subsequent Company Exchange Agreement

In June 1999, Open Door Online entered into a stock exchange agreement with Genesis Media Group, Inc. whereby all of Open Door Online's outstanding stock would be acquired by in exchange for stock of the Genesis. In addition, the agreement provides for the resignation of management and directors of Genesis and the appointment of directors and executives selected by Open Door. This agreement was completed as of June 30, 1999, whereupon the resulting entity changed its name to Open Door Online, Inc.

                                              Open Door Online, Inc.
                                          Proforma Combined Balance Sheet
                                             June 30, 1999 (Unaudited)


                                                      ASSETS

                                           Open Door              Genesis                                   Open Door
                                            Records,            Media Group                                  Online
                                              Inc.                 Inc.              Adjustments              Inc.
                                        -----------------    -----------------    -----------------    -----------------
Current Assets

   Cash and cash equivalents            $         61,797     $          2,077     $         (2,077)    $         61,797
   Accounts receivable - trade                    51,935              176,436             (176,436)              51,935
   Loan receivable - trade                                             50,000              (50,000)
   Prepaid expenses                                1,477              600,289             (600,289)               1,477
                                        -----------------    -----------------    -----------------    -----------------
                                                 115,209              828,802             (828,802)             115,209

Property and equipment                           192,766              638,038             (638,038)             192,766
Master music library                                               41,068,331          (19,368,331)          21,700,000

Other assets                                       3,737              143,647             (143,647)               3,737
                                        -----------------    -----------------    -----------------    -----------------
                                        $        311,712     $     42,678,818     $    (20,978,818)    $     22,011,712
                                        =================    =================    =================    =================


                                       LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities

   Accounts payable                     $         18,475     $                    $        100,000     $        118,475
   Payroll taxes and accrued expenses                                 113,895                                   113,895
   Reserve for discontinued operations                                                     500,000              500,000
   Current portion of long term debt             297,400              210,096             (135,096)             372,400
                                        -----------------    -----------------    -----------------    -----------------

Long term debt                                                       493,368              (343,368)             150,000
                                        -----------------    -----------------    -----------------    -----------------
   Total liabilities                             315,875              817,359              121,536            1,254,770

Stockholders' Equity

   Common Stock                                    1,000                3,833               (3,887)                 946
   Additional paid in capital                     90,275           42,335,153          (21,573,994)          20,851,434
   Retained earnings (deficit)                   (95,438)            (477,527)             477,527              (95,438)
                                        -----------------    -----------------    -----------------    -----------------
                                                  (4,163)          41,861,459          (21,100,354)          20,756,942
                                        -----------------    -----------------    -----------------    -----------------
                                        $        311,712     $     42,678,818     $    (20,978,818)    $     22,011,712
                                        =================    =================    =================    =================

The accompanying notes are an integral part of these financial statements

                                              Open Door Online, Inc.
                                         Proforma Statement of Operations
                                For the six months ended June 30, 1999 (Unaudited)

                                           Open Door              Genesis                                   Open Door
                                            Records,            Media Group                                  Online
                                              Inc.                 Inc.              Adjustments              Inc.
                                        -----------------    -----------------    -----------------    -----------------
Revenue
Sales                                   $          3,962     $                    $                    $         3,962
Other income                                                           53,100              (53,100)
                                        -----------------    -----------------    -----------------    -----------------
                                                   3,962               53,100              (53,100)               3,962

Cost of sales                                      1,205                5,500               (5,500)               1,205
                                        -----------------    -----------------    -----------------    -----------------
   Gross profit                                    2,757               47,600              (47,600)               2,757

Operating Expenses
   Administrative expenses                        34,954               15,930              (15,930)              34,954
   Amortization and depreciation                                       26,153              (26,153)
   Interest expense                                8,224               10,278              (10,278)               8,224
   Office expense                                  2,420                5,228               (5,228)               2,420
   Professional and outside services              46,470               10,500              (10,500)              46,470
   Rent                                            3,500               18,902              (18,902)               3,500
   Salaries                                                           132,016             (132,016)
                                        -----------------    -----------------    -----------------    -----------------
     Total Operation Expense                      95,568              219,077             (219,007)              95,568
                                        -----------------    -----------------    -----------------    -----------------

Loss before discontinued operations              (92,811)            (171,407)            (171,407)             (92,811)

   Loss from discontinued operations                                                      (171,407)
                                        -----------------    -----------------    -----------------    -----------------

Net Income (Loss)                                (92,811)            (171,407)            (171,407)             (92,811)

Retained (deficit) beginning of the               (2,627)            (306,120)            (306,120)              (2,627)
period
                                        -----------------    -----------------    -----------------    -----------------

Retained (deficit) end of the period    $        (95,438)    $       (477,527)    $       (477,527)    $        (95,438)
                                        =================    =================    =================    =================

Net loss per common share               $          (0.01)    $           (.02)    $           (.02)    $          (0.01)
                                        =================    =================    =================    =================

The accompanying notes are an integral part of these financial statements

                                              Open Door Online, Inc.
                                         Proforma Statement of Cash Flows
                                For the six months ended June 30, 1999 (Unaudited)

                                                     Open Door            Genesis                                Open Door
                                                      Records,           Media Group                              Online
                                                        Inc.                Inc.             Adjustments            Inc.
                                                  ----------------    ----------------    ----------------    ----------------
Cash Flows from Operations
   Net Income (Loss)                              $       (92,811)     $     (171,407)       $    171,407      $      (92,811)

Adjustments to reconcile net income to net
cash
   Provided by operating activities:
   Amortization and depreciation                                              26,153              (26,153)
                                                  ----------------    ----------------    ----------------    ----------------

Cash Flow provided (used) by operations                   (92,811)           (145,254)            145,254             (92,811)

 Adjustments to reconcile net loss to Net
Cash
   Used by Operating Activities:

Changes in Assets and Liabilities:
   (Increase) decrease in accounts                        (14,750)             10,001             (10,001)            (14,750)
   receivable
   (Increase) in prepaid expenses                                            (489,259)            489,259
   (Increase) in marketable securities                                        235,168            (235,168)
   (Increase) in property, plant &                        (47,830)             (2,525)              2,525             (47,830)
   equipment
   (Increases) in master music library                                             (2)        (21,699,998)        (21,700,000)
   (Increase) decrease in other assets                     (1,000)                691                (691)             (1,000)
   Decrease (increase) in accounts payable                 11,755             (17,286)            117,286             111,755
   Increase in accrued expenses                                                67,160              46,735             113,895
   Increase in reserve for discontinued                                                           500,000             500,000
   operations
   Increase in current portion of long                    187,400             9 6,000             (21,000)            262,400
   term debt
                                                  ----------------    ----------------    ----------------    ----------------

   Net cash flow used by operating                         42,764            (245,306)        (20,665,799)        (20,868,341)
   activities

Cash Flows from Investments
   Increase in Common Stock                                                     1,020              (1,073)                (53)
   Increase in paid in capital                             19,000             132,719          20,628,439          20,780,158
                                                  ----------------    ----------------    ----------------    ----------------
                                                           19,000             133,739          20,627,366          20,780,105

 Financing activities

   Increase in long term debt                                                 113,244              36,756             150,000
                                                  ----------------    ----------------    ----------------    ----------------

 Net increase (decrease) in cash                           61,764               1,677              (1,677)             61,764

 Cash at January 1,                                            33                 400                (400)                 33
                                                  ----------------    ----------------    ----------------    ----------------

 Cash at end of period                            $        61,797     $         2,077     $        (2,077)     $       61,797
                                                  ================    ================    ================     ===============

The accompanying notes are an integral part of these financial statements

                             Open Door Online, Inc.
                     Notes to Proforma Financial Statements
               For the six months ended June 30, 1999 (Unaudited)



Note 1 -  Method of Combination

Open Door Online has accounted for the combination of Open Door Records, Inc. with Genesis Media Group, Inc. as a tax free exchange under the purchase method of accounting.

Note 2 - Discontinued Operations

Open Door Online has elected to discontinue certain operations of Genesis in conjunction with the merger. Genesis had a number of capitalized leases and other obligations as of June 30, 1999 which Open Door Online is in the process of eliminating. The estimated cost of terminating these leases and disposing of the related property is estimated at $500,000, which has been provided for at June 30, 1999.

Note 3 - Income Taxes

The tax free exchange with Genesis creates a difference in the basis of the assets between tax basis and accounting basis. The tax basis of the assets is approximately $20,950,000 greater than the accounting basis. In the future, as assets are disposed of or liabilities paid, the deduction for tax purposes will be greater than the book basis, resulting in reduced tax expense or greater net operating loss carryover for tax purposes than would otherwise be expected. There is no certainty as to the timing of such recognition nor that Open Door Online will be able to fully utilized these differences.

                             Open Door Online, Inc.
                                  Balance Sheet
                         September 30, 1999 (Unaudited)

                                     ASSETS

                                                      September 30,
                                             -----------------------------------
                                                  1999                 1998
                                             ---------------     ---------------
Current Assets

   Cash and cash equivalents                 $       78,580      $        5,791
   Accounts receivable - trade                      261,582              72,352
   Loan receivable - trade                           12,500
   Loans receivable - investors (Note 4)            518,000
   Prepaid expenses                                  15,621
                                             ---------------     ---------------
                                                    886,283              78,143

Property and equipment                              204,217              17,900
Master music library                             21,700,000
Other assets                                          3,737               2,737
                                             ---------------     ---------------
                                             $   22,794,237      $        98,780
                                             ===============     ===============


                       LIABILITIES AND STOCKHOLDER' EQUITY

Current Liabilities

   Accounts payable                          $      109,942      $        3,076
   Payroll taxes and accrued expenses               212,138
   Reserve for discontinued operations              500,000
   Notes payable                                    471,700              30,000
   Current portion of long term debt                 75,000
                                             ---------------     ---------------
                                                  1,368,780              33,076

Long term debt                                      150,000
                                             ---------------     ---------------
   Total liabilities                              1,518,780              33,076

Stockholders' Equity

   Common Stock                                       1,013               1,000
   Additional paid in capital                    21,409,367              71,275
   Retained earnings (deficit)                     (134,923)             (6,571)
                                             ---------------     ---------------
                                                 21,275,457              65,704
                                             ---------------     ---------------
                                             $   22,794,237      $       98,780
                                             ===============     ===============

The accompanying notes are an integral part of these financial statements.

                             Open Door Online, Inc.
                             Statement of Operations
            For the nine months ended September 30, 1999 (Unaudited)


                                                        September 30,
                                             -----------------------------------
                                                  1999                1998
                                             ---------------     ---------------
Revenue
Sales                                        $      190,606      $
Other Income                                            458
                                             ---------------
                                                    191,064

Cost of sales                                       118,385
                                             ---------------     ---------------
   Gross profit                                      72,679


Operating Expenses
   Administrative expenses                           71,376               5,677
   Interest expense                                   8,224
   Office expense                                     4,346                 394
   Professional and outside services                 86,741                 500
   Rent                                              11,788
   Salaries and payroll taxes                        22,500
                                             ---------------     ---------------
         Total Operation Expense                    204,975               6,571
                                             ---------------     ---------------

Net Income (Loss)                                  (132,296)             (6,571)

Retained (deficit) beginning of the period           (2,627)
                                             ---------------     ---------------

Retained (deficit) end of the period         $     (134,923)     $       (6,571)
                                             ===============     ===============
Net loss per common share                    $        (0.01)     $        (6.57)
                                             ===============     ===============

The accompanying notes are an integral part of these financial statements.

                             Open Door Online, Inc.
                             Statement of Cash Flows
            For the nine months ended September 30, 1999 (Unaudited)

                                                                      September 30,
                                                           -----------------------------------
                                                                 1999                 1998
                                                           ---------------     ---------------
Cash Flows from Operations

   Net Income (Loss)                                       $     (132,296)     $       (6,571)
                                                           ---------------     ---------------

Cash flow provided (used) by operations                          (132,296)           (145,254)

Adjustments to reconcile net loss to Net Cash
   Used by Operating Activities:

Changes in Assets and Liabilities
   (Increase) decrease in accounts receivable                    (224,397)            (72,352)
   (Increase) decrease in loans receivable - trade                (12,500)
   (Increase) decrease in loans receivable - investors           (518,000)
   (Increase) in prepaid expenses                                 (14,144)
   (Increase) in property, plant & equipment                      (59,281)            (17,900)
   (Increase) in master music library                         (21,700,000)
   (Increase) decrease in other assets                             (1,000)             (2,737)
   Decrease (increase) in accounts payable                        103,222               3,076
   Increase in accrued expenses                                   102,138
   Increase in reserve for discontinued operations                500,000
   Increase in notes payable                                      471,700              30,000
   Increase in current portion of long term debt                   75,000
                                                           ---------------     ---------------

   Net cash flow used by operating activities                 (21,409,558)            (66,484)

Cash Flows from Investments
   Increase in Common Stock                                            13               1,000
   Increase in paid in capital                                 21,338,092              71,275
                                                           ---------------     ---------------
                                                               21,338,105              72,275

Financing activities

   Increase in long term debt                                     150,000
                                                           ---------------     ---------------
Net increase (decrease) in cash                                    78,547                5,791

Cash at January 1,                                                     33
                                                           ---------------     ---------------

Cash at end of period                                      $       78,580      $         5,791
                                                           ===============     ===============

The accompanying notes are an integral part of these financial statements

                             Open Door Online, Inc.
                          Notes to Financial Statements
            For the nine months ended September 30, 1999 (Unaudited)



Note 1 -  Method of Combination

Open Door Online has accounted for the combination of Open Door Records, Inc. with Genesis Media Group, Inc. as a tax free exchange under the purchase method of accounting.

Note 2 - Discontinued Operations

Open Door Online has elected to discontinue certain operations of Genesis in conjunction with the merger. Genesis had a number of capitalized leases and other obligations as of June 30, 1999 which Open Door Online is in the process of eliminating. The estimated cost of terminating these leases and disposing of the related property is estimated at $500,000, which has been provided for at June 30, 1999.

Note 3 - Income Taxes

The tax free exchange with Genesis creates a difference in the basis of the assets between tax basis and accounting basis. The tax basis of the assets is approximately $20,950,000 greater than the accounting basis. In the future, as assets are disposed of or liabilities paid, the deduction for tax purposes will be greater than the book basis, resulting in reduced tax expense or greater net operating loss carryover for tax purposes than would otherwise be expected. There is no certainty as to the timing of such recognition nor that Open Door Online will be able to fully utilized these differences.

Note 4 - Stock Sale - Subsequent Event

During the third quarter, Open Door Online sold 673,994 shares of its common stock pursuant to a private offering for an aggregate price of $558,000. In October, 1999, the balance of the amount due on the sale, $518,000, was received by Open Door Online. The stock is shown as outstanding at September 30, 1999 and a receivable of the unpaid amount at that date.

Note 5 - Common Stock

The outstanding stock of Open Door Online was 10,133,285 shares and 1,000 shares at September 30, 1999 and 1998, respectively. The weighted average number of shares used to compute the earnings per share were 9,509,890 and 1,000, respectively.




PART  III.        EXHIBITS

ITEM  1. INDEX TO EXHIBITS

         The following exhibits are filed with this Form 10-SB:

         Number                    Description                          Page No.
         --------  -------------------------------------------------   ---------
         3(i)         *Articles of Incorporation

         3(ii)        By-laws

         10.1         Stock Exchange  Agreement  between Genesis
                      Media Group,  Inc. and Open Door  Records,
                      Inc.

         11.1 Statement regarding computation of per share earnings

         27.1         Financial Data Schedule

* To be filed by amendment.


SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN DOOR ONLINE, INC.


Date:

           /s/
By:  ________________________________________________
       David N. DeBaene, Chairman